Royal Caribbean Cruises Ltd.
1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

May 6, 2016

Ms. Anne Nguyen Parker
Assistant Director, Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549-3561

cc:           Ada D. Sarmento

RE:         Royal Caribbean Cruises Ltd.
Form 10-K
Filed February 22, 2016
File No. 001-11884

Dear Ms. Parker:

This letter indicates the responses of Royal Caribbean Cruises Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 19, 2016 in relation to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on February 22, 2016 (the “Form 10-K”).

For your convenience, we have set forth below in bold and italicized type each of the Staff’s comments to the Form 10-K followed in each case by the Company’s response.

Management’s Discussion and Analysis, page 37

1.
We note your mention of the four year Double-Double program to accomplish your goal of doubling 2014 Adjusted Earnings per Share and achieving double-digit Return on Invested Capital by 2017.  Please quantify the Adjusted Earnings per Share and Return on Invested Capital as of 2014 and that you hope to achieve by 2017, and discuss how these compare with your historical results, as well as those of your peers.  Explain how you calculate Adjusted Earnings per Share and Return on Invested Capital.  Disclose why you have chosen to implement this program at this time.

Response:

In July 2014, as part of our second quarter earnings release, we publicly announced two long-term financial goals that we are seeking to achieve by the end of 2017:

•	to double our 2014 Adjusted Earnings Per Share (“Adjusted EPS”); and
•	to achieve double-digit Return on Invested Capital (“ROIC”).

We refer to these financial goals as our DOUBLE-DOUBLE Program.  In launching this program in 2014, our management sought to build upon our strong momentum from 2013 by challenging our employees towards a true step change in our performance.  We believe that, by setting and communicating these demanding yet achievable targets, we are helping to align and influence internal decision making and to energize and focus our personnel toward achieving our long-term financial goals.  Given our intention to communicate the DOUBLE-DOUBLE targets throughout our organization and the sheer size of our employee base (over 65,000 employees), we believed it prudent to make simultaneous disclosure to the investment community. In addition, by externally communicating these goals, we are able to better inform investors about management’s objectives with respect to our business trajectory.

We discuss each metric in more detail below.

Adjusted Earnings Per Share

Our Adjusted EPS for 2014 was $3.39.  Under our DOUBLE-DOUBLE Program, we are seeking to achieve Adjusted EPS of at least $6.78 (i.e. two-times 2014 Adjusted EPS) by the end of 2017.

As disclosed in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) on page 43 of our Form 10-K, in calculating Adjusted EPS for any period, we first determine net income for the period and then, to the extent applicable, we exclude any items that we believe adjusting for is meaningful when assessing our performance on a comparative basis to arrive at Adjusted Net Income.  For 2014, these excluded items, detailed on page 48 of our Form 10-K, reduced net income in the aggregate by approximately $8.4 million.  We then divide the resulting Adjusted Net Income by diluted weighted average shares outstanding.

We set forth below a chart showing historical Adjusted EPS performance for the Company and our two largest competitors, Carnival Corporation and Norwegian Cruise Line Holdings Ltd.

* Source:  Bloomberg
+ Adjusted EPS data for NCLH is only publicly available for the 2013, 2014 and 2015 fiscal years.

Return on Invested Capital

The organization has several key internal metrics (e.g. Guest Satisfaction) that are used to measure the performance of the business.  ROIC is one of these performance metrics.  As disclosed in our 2016 Proxy Statement filed on April 8, 2016 (pg. 31) and our 2015 Proxy Statement filed on April 17, 2015 (pg. 46), our ROIC for 2014 was 5.9%.  As part of our DOUBLE-DOUBLE Program, we are seeking to achieve ROIC of at least 10% by the end of fiscal 2017.

As we disclose in our Proxy Statement (pg. 43 of 2016 Proxy Statement), we calculate ROIC for any year by dividing “Operating Profit” by “Invested Capital”.

To calculate “Operating Profit” we use operating income for the year minus tax, adding the earnings (or subtracting the loss) from our equity investments in which we hold 50% or less of the equity. This gives a more accurate reflection of our performance because the gain or loss on these investments would not otherwise be recognized in operating income but the capital involved in these investments would be included in invested capital. Consistent with our calculation of Adjusted EPS, we exclude any items that we believe adjusting for is meaningful when assessing our performance on a comparative basis to arrive at Operating Profit.

“Invested Capital” is calculated based on the average amount of invested capital in the previous five quarters. “Invested Capital” for any quarter is determined by subtracting “Excess Cash” (cash in excess of the minimum amount necessary to operate our business) and non-interest bearing current liabilities (“NIBCL”) from total assets as of the end of such quarter.

The resulting definition of ROIC is:

(Operating Income) — (Tax) + (Earnings From Equity Investments)
Recent 5-Quarter Average of [(Total Assets) — (Excess Cash) — (NIBCL)]

We set forth below a chart showing historical ROIC performance for the Company, Carnival Corporation and Norwegian Cruise Line Holdings Ltd.

*Source:  Bloomberg
+ Adjusted ROIC data for NCLH is only publicly available for the 2013, 2014 and 2015 fiscal years.

2.
In addition, please expand to discuss in further detail the initiatives you have taken or will take to achieve the goals of the Double-Double program, and if you have taken or will take different approaches in light of this program.  In this regard, you state that “[t]he Company’s long-term commitment to grow revenue yields, manage costs, and maintain steady capacity growth continues to guide us towards Double-Double,” which would imply that the existence of the program has not altered your long term vision.  Please also discuss the opportunities and challenges you face, as well as any risks associated with this program.

Response:

As disclosed in the MD&A on page 45 of our Form 10-K, long-before we announced DOUBLE-DOUBLE, we have believed that our financial success is dependent on our ability to grow our revenue yields, keep our costs under control and maintain steady capacity growth. These pillars are key to how we manage our business.

We regularly evaluate and implement initiatives that will help us towards one or more of these three goals. As disclosed in our Form 10-K, examples of a few recent initiatives include:

•	an increase in customer-facing venues and revenue generating technologies onboard our ships, including enhanced internet service (pgs. 9 and 45 of Form 10-K);
•	continued investment in the growth of our business in China (pgs. 9 and 45 of Form 10-K);
•	continued investment in the growth of our direct business (pg. 45 of Form 10-K); and
•	the consolidation of our marine operations into a single global organization (pg. 8 of Form 10-K).

Our DOUBLE-DOUBLE program has not altered our long-term vision or our thinking as to how to achieve this vision.  Instead, the program is designed to help us better execute and achieve our business goals by clearly articulating our long-term financial objectives.  Since its announcement, DOUBLE-DOUBLE has permeated through all levels of our organization, reinforcing for our team that major business decisions and capital allocations should be evaluated in a disciplined manner and within the lens of DOUBLE-DOUBLE (i.e. what effect will such decision or allocation have on our profitability and our ability to meet our DOUBLE-DOUBLE goals).

As our DOUBLE-DOUBLE program is tied to our ability to achieve our long-term earnings and ROIC goals, any opportunity, challenge or risk which impacts earnings or returns will likewise impact our ability to achieve our goals under this program.  We have set forth the material risks to our results of operations and financial condition in Item 1A “Risk Factors” of our 10-K.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 539-6631.

Very truly yours,

/s/ Bradley H. Stein

Bradley H. Stein
Senior Vice President, General Counsel & Secretary

cc: Jason T. Liberty, Chief Financial Officer